K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

December 19, 2022
FILED VIA EDGAR
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Neuberger Berman Equity Funds; Post-Effective Amendment No. 227
- Neuberger Berman Equity Income Fund
- Neuberger Berman Large Cap Growth Fund (formerly, Neuberger Berman Guardian Fund)
- 1933 Act File No. 002-11357 - 1940 Act File No. 811-00582
Dear Ms. Rossotto:
This letter responds to your comments, discussed in our telephone conversation on December 5, 2022, regarding your review of Post-Effective Amendment No. 227 to the registration statement on Form N-1A for Neuberger Berman Equity Funds (the “Registrant”) on behalf of its series Neuberger Berman Equity Income Fund and Neuberger Berman Large Cap Growth Fund (formerly, Neuberger Berman Guardian Fund) (the “Funds”). Post-Effective Amendment No. 227 became effective on December 19, 2022, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). We filed Post-Effective Amendment No. 228 (“PEA 228”) on December 15, 2022, which became effective on December 19, 2022, pursuant to Rule 485(b) under the 1933 Act and which reflects changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.
General
Comment 1:  Please explain why the Institutional Class management fee differs from the Class A and Class C management fee in the fee table for each Fund.
Response:  While the Funds each have a single management agreement under which each Class pays the same fee rate, each Class has a separate administration agreement. The fee rate that the Fund pays under the administration agreement differs as between the Institutional Class and Class A and Class C.  The management fee contained in the fee table reflects the fees paid by the Fund under both agreements. This presentation is permitted by Item 3, Instruction

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 19, 2022

3(a) to Form N-1A which states that “[m]anagement Fees” include investment advisory fees (including any fees based on the Fund’s performance), any other management fees payable to the investment adviser or its affiliates, and administrative fees payable to the investment adviser or its affiliates that are not included as “Other Expenses.”
Comment 2:  In Principal Investment Strategies for each Fund, the environmental, social and governance (“ESG”) disclosure states that the portfolio managers consider ESG factors that they “believe are financially material to individual investments.”  Please clarify what “financially material” means.
Response:  The Registrant uses the term “financially material” in a manner consistent with the definition of “material” by the Securities and Exchange Commission and the U.S. Supreme Court in the context of the securities laws. Specifically, under the “reasonable person” standard, a matter is “material” if there is a substantial likelihood that a reasonable person would consider it important in making an investment decision. In this context, the portfolio managers of each Fund, as investors, assess the ESG factors they believe are likely to have an impact on the risk and return potential of an investment.
Comment 3:  In the same section, the ESG disclosure has been revised from stating that the portfolio managers “systematically and explicitly” include material ESG risks and opportunities in investment analysis and investment decisions, to the portfolio managers “consider” ESG factors. Please explain supplementally the reason for the change, what you intend by your word choice and how you assess the prominence of ESG factors in the principal investment strategy disclosure in light of the revised language.
Response:  The Registrant has revised the disclosure to clarify that for certain investments such as certain derivatives, securities of other investment companies, cash, and cash equivalents, ESG factors are not considered as part of the investment analysis and decision process. With this clarification, the Registrant removed the reference to “systematically and explicitly” since we believed that language could potentially cause confusion or could be interpreted to conflict with the clarification noting certain exclusions. Moreover, due to the subjective nature of fundamental securities analysis, we believed that the revised disclosure would be easier to understand by average investors by clarifying the importance of “financially material”, which, by its nature, results in the specific factors considered and their importance to an investment to vary.
Comment 4:  In Principal Investment Risks, each Fund’s risks are presented in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect each Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to each Fund, the remaining risks may be alphabetized.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 19, 2022

Response:  While the Registrant respects the Staff’s view on principal risk disclosure, the Registrant believes the presentation of risks meets the requirements of Form N-1A. Both Item 4(b) and Item 9(c) of Form N-1A discuss the requirement for disclosing the Fund’s principal investment risks and ask the Fund to disclose “the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.” Form N-1A does not require that the risks be placed in any particular order and only requires disclosure of the principal risks of investing in the Fund. The Registrant believes that ordering the principal risks alphabetically makes it easier for an investor to find particular risk factors of the Fund. Furthermore, the Fund notes that ADI-2019-08, which discussed open-end fund disclosure under Form N-1A, states clearly that the update is not a rule, regulation or statement of the Commission.
The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. The Registrant notes, for example, that in 2020, the markets were completely upended by the onset of the COVID-19 pandemic, an event that, only a few months before, no one would have thought to list as among the risks “most likely” to impact market returns or “associated with investment in the Registrant” or a similar investment company. Under these circumstances, it would have been impossible to prioritize risks of investing in the Fund before the pandemic in a manner that properly took into consideration the global consequences of the pandemic.
In addition, the Funds disclose certain principal investment risks that it views as essentially operational (specifically “Risk of Increase in Expenses,” “Operational and Cybersecurity Risk,” “Risk Management,” and “Valuation Risk,”) in a separate sub-section at the end of the “Principal Investment Risks” section in order to better highlight the market-related investment risks that are specific to each Fund’s strategy.
Neuberger Berman Equity Income Fund
Comment 5: The second sentence of Principal Investment Strategies states that the Fund “strives to deliver a total return with lower volatility…”  Please clarify in the disclosure if there will be a change in the principal investment strategy for the Fund to achieve lower volatility.
Response:  The Registrant confirms that there is no change in the Fund’s principal investment strategy for the Fund to achieve lower volatility and that the second sentence only clarifies the Fund’s existing strategy. The Registrant refers the Staff to the fourth sentence of the Fund’s Principal Investment Strategies, which has not changed in this filing, and states that, “…the Fund seeks to dampen the market volatility associated with investing in equity securities.”

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 19, 2022

Comment 6:   Please confirm whether the market value (rather than the notional value) of derivatives will be used for the purposes of calculating the Fund’s adherence to its 80% policy.

Response:  When evaluating how to measure the impact of derivatives for purposes of this test, the Registrant seeks to take into account the level of investment exposure provided by the derivatives instrument. In some instances, the Fund expects this amount will be the market-to-market value of the instrument. In other cases, however, the Fund may determine that the notional value is more indicative of the investment exposure of the Fund. Therefore, the Fund will not always use the market value of derivatives for purposes of calculating compliance with its 80% policy.

Comment 7: In Principal Investment Risks - REITs and Other Real Estate Companies Risk, if the Fund invests in other real estate companies, please disclose so in the Fund’s principal investment strategies and define the term.
Response:  The Registrant has revised the disclosure in the first and second sentences of the fourth paragraph of its Principal Investment Strategies as follows:
The Fund may invest in real estate investment trusts (“REITs”) and other real estate companies, convertible securities (including convertible preferred stock, which receives preference in the payment of dividends) and common stocks. The Fund defines a real estate company as one that derives at least 50% of its revenue or profits from real estate, or has at least 50% of its assets invested in real estate. The Fund may emphasize the real estate and utilities sectors of the market at any given time and may invest up to 40% of its total assets in each of these sectors. The Fund may invest in convertible securities that are rated below investment grade (commonly known as “junk bonds”) or, if unrated, are determined by the Portfolio Managers to be of comparable quality.
Comment 8:  In Principal Investment Risks, consider including risks related to quantitative analysis and use of third party data.
Response:  The Registrant has revised the disclosure in the last sentence of the second paragraph of its Principal Investment Strategies as follows:
The Portfolio Managers also utilize ~~quantitative~~various measures of value, including price-to-earnings ratios, price-to-book ratios and discounted free cash flows, among others.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 19, 2022

Neuberger Berman Large Cap Growth Fund
Comment 9:  Please revise the Fund’s strategy to include the data analysis and techniques used to identify faster growing companies. Clarify any portfolio construction parameters and, to the extent that growth stocks have unique risks or you anticipate sector exposures, please adjust the principal investments strategies and risks accordingly.
Response: The Registrant has revised the disclosure in the last sentence of the second paragraph of its Principal Investment Strategies as follows:
In doing so, the Portfolio Managers analyze such factors as: ~~financial condition (such as debt to equity ratio)~~balance sheet metrics; profit margin profiles; market share and competitive leadership of the company’s products; sales; cash flow and earnings growth relative to competitors; and market valuation in comparison to a stock’s own historical norms and the stocks of other large-capitalization companies.
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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473. Thank you for your attention to this matter.
Sincerely, /s/ Franklin Na Franklin Na